SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo

             Genesys Conferencing to Announce Third Quarter Results
                              on November 14, 2002


Denver, Colorado and Montpellier, France - November 7, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced that it will hold its third quarter 2002 earnings conference call on Thursday November 14, 2002 at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time.

The conference call will be hosted by Chairman and Chief Executive Officer Francois Legros, and Executive Vice President, Chief Financial Officer Michael
E. Savage.

The conference call will be webcast live. The call may be accessed at www.genesys.com


If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com




CONTACTS GENESYS CONFERENCING:


At Genesys Conferencing

Michael E. Savage
Executice Vice President Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com


  Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock
      Exchange and its ADSs are listed on the Nasdaq National Stock Market
      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP
                                 www.genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 8, 2002

                                       GENESYS SA


                                       By: /s/ Francois Legros
                                           ------------------------------------
                                            Name:  Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer